CONSENT OF BLAKE, CASSELS & GRAYDON LLP

We hereby consent to the references to our opinion under the heading "Certain Canadian Federal Income Tax Considerations"  and to the references of our firm name in this Prospectus Supplement of Lithium Americas Corp. (the "Company") filed pursuant to General Instruction II.L of Form F-10, which forms part of the Registration Statement on Form F-10 filed by the Company with the United States Securities and Exchange Commission (File No. 333- 249078).

Yours truly,

(signed) "Blake, Cassels & Graydon LLP"

Blake, Cassels & Graydon LLP

January 19, 2021